SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of January 2004


                                Filtronic PLC
                (Translation of registrant's name into English)

       The Waterfront, Salts Mill Road, Saltaire, Shipley, BD18 3TT, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                        Filtronic plc: Refinancing and
               Redemption of US$74m of 10% Senior Notes due 2005

Filtronic plc ("Filtronic" or "the Group"), a leading designer and manufacturer of customised microwave electronic subsystems for the wireless telecommunications and defence industries, announces that it has completed a refinancing of the Group's 10% Senior Notes ('the Notes') due 1 December 2005 with Barclays Bank PLC and HSBC PLC, with whom it has entered into a GBP50m Term Loan Facility.

The proceeds will be used to redeem all of the outstanding $74m of the Notes and to refinance GBP10m of short term bank debt which Filtronic utilised on 1 December 2003 to repurchase US$16.033m of the Notes. Under the terms of the Notes, the redemption price will be $1025 per $1000 of the initial principal amount.

The Term Loan's flexible capital repayment schedule provides that a minimum of GBP6m is repaid by 31 May 2005, a minimum of GBP17m by 31 May 2006 and a minimum of GBP23m by 28 February 2007, leaving a maximum final payment of GBP27m to be made on 31 May 2007.

The interest rate will not exceed 225 basis points over LIBOR, currently approximately 4%, with reductions in the margin to 150 basis points achievable on certain financial performance criteria.

The Term Loan will be secured by a fixed charge over the Group's freehold properties in the United Kingdom and a floating charge over the Group's other United Kingdom assets.

Additionally, the Group will have overdraft and other short-term bank borrowing facilities totalling approximately GBP9m available.

Commenting, Professor J David Rhodes CBE FRS FREng, Executive Chairman of Filtronic, said: "This refinancing consolidates our borrowings under one umbrella. It reduces our cost of debt substantially and extends our term of borrowing whilst enabling us to continue to reduce our debt progressively."

This announcement supports the formal notice of redemption (RNS number: 2997U).


ENDS


Filtronic plc

Professor J David Rhodes CBE FRS FREng (Executive Chairman)      01274 530622
John Samuel (Financial Director)                                 01274 530622



Binns & Co PR Ltd
Peter Binns/Paul McManus                                         020 7786 9600



Editor's Note

The redemption follows the disposal for US$12m of certain assets of the group's Filtronic Solid State business, in Santa Clara, California to Teledyne Wireless Inc., a wholly-owned subsidiary of Teledyne Technologies Incorporated, announced on 17 December 2003.

Filtronic's Interim Results for the six months ended 30 November 2003, will be announced on Monday 2 February 2004.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Filtronic PLC
                                            (Registrant)




                                            By: Maura Moynihan
                                            General Counsel





Date 16 January 2004